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November 1, 2016

VIA EDGAR AND COURIER

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Easterly Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 14, 2016
File No. 333-212590

Dear Mr. O’Brien:

On behalf of Easterly Acquisition Corp. (“Easterly” or the “Company”), set forth below is Easterly’s response to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated October 31, 2016, relating to Easterly’s Registration Statement on Form S-4 (the “Registration Statement”). For ease of reference, the Staff’s comments are set forth below in italic type immediately before the Company’s response. Where indicated below, we will include changes to the disclosure in Amendment No. 3 to the Registration Statement, which will be filed at a later date. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the joint proxy and consent solicitation statement/prospectus, as revised in connection with the Company’s filing of Amendment No. 2 to the Registration Statement. References to “Sungevity” refer to Sungevity, Inc.

Amendment No. 2 to Form S-4 Filed October 14, 2016

General

Unaudited Pro Forma Condensed Combined Information, page 220

1.	We note your response to comment 2 of our letter dated October 14, 2016. Adjustment (c) now also assumes that all long-term convertible debt will be converted into equity shares upon closing. Please disclose your basis for making this assumption. Refer to Rule 11-02(b)(6) of Regulation S-X. Please also address why there would be no corresponding reduction to interest expense as a result of this reduction in long-term convertible debt.

Response to Comment #1: The Company and Sungevity respectfully advise the Staff that the long-term convertible debt agreements contain clauses which defined certain change in control events as triggering events for the automatic conversion of all outstanding long-term convertible debt into shares of equity if such event occurs prior to the scheduled maturity/conversion date of the long-term convertible debt. The Business Combination is deemed a triggering event pursuant to the terms of the convertible debt agreements. The Company and Sungevity believe the pro forma adjustment to eliminate the long term convertible debt on the unaudited pro forma condensed combined balance sheet as of June 30, 2016 meets the requirements pursuant to S-X Rule 11-02(b)(6) in which the event is (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.

With respect to the Staff’s comment on the possible pro forma adjustment on interest expenses related to the reduction in long-term convertible debt, the Company and Sungevity advise the Staff that Sungevity received a significant majority of the proceeds from the long-term convertible debt at or near the end of the period as of and for the six months ended June 30, 2016. The interest expense related to the long-term convertible debt for the period from issuance of the long-term convertible debt to June 30, 2016 was de minimis and was not recorded in the consolidated financial statement for the quarter ended June 30, 2016. Accordingly, there was no pro forma adjustment to the interest expenses related to the long-term convertible debt on the unaudited pro forma condensed combined statement of operation for the six months ended June 30, 2016.

Financial Statements for Sungevity, Inc.

Notes to the Financial Statements

Solar Energy Systems, page F-43

2.	We note your response to comment 5 of our letter dated October 14, 2016. Your response addresses U.S. Treasury 1603 Grants rather than investment tax credits. Your response dated September 29, 2016 indicated that Sungevity has not received any ITC grants since 2013. Given that Sungevity’s financial statements are now provided for the year ended December 31, 2013 and you may have unamortized amounts related to these credits subsequent to 2013, please disclose how you account for investment tax credits related to your solar energy systems, including the period over which you are recording these credits on your income statement.

Response to Comment #2: The Company and Sungevity respectfully advise the Staff that Sungevity did not use these tax credits created through its energy system sales as they were passed through to its tax equity investors. For the period presented, Sungevity has no investment tax credit accounting in its financial statements. Sungevity will add the following disclosure to its accounting policy on page F-43 under Solar Energy Systems.

“The Company does not hold any investment tax credit for any of the periods presented.”

Revenue Recognition, page F-47

3.	We note your response to comment 7 of our letter dated October 14, 2016. Your response indicates that you enter into power purchase or lease agreements with customers. The rights to these agreements appear to then be transferred to a financing partner in exchange for cash consideration. Please tell us what consideration was given to ASC 840 in determining that it was appropriate to record revenue upfront related to these arrangements with your financing partners. Please specifically address your consideration of ASC 840-20-35-5.

Response to Comment #3: The Company and Sungevity respectfully advise the Staff of Sungevity’s consideration of Lease Accounting guidance included in ASC 840-20-35-5 and further expanded in ASC 840-20-40-3 as it relates to Sungevity’s revenue model on the sale of energy systems to its finance partners.

ASC 840-20-35-4 and 5 state:

“35-4 If a transfer to a third party of property subject to an operating lease (or of property that is leased by or intended to be leased by the third-party purchaser to another party) is not to be recorded as a sale because of the guidance in paragraphs 840-20-40-3 through 40-4, the transaction shall be accounted for as a borrowing as follows:

a.  The proceeds from the transfer shall be recorded as an obligation on the books of the lessor-transferor.

b.  Until that obligation has been amortized under the procedure described herein, rental payments made by the lessee(s) under the operating lease or leases shall be recorded as revenue by the lessor-transferor, even if such rentals are paid directly to the third-party purchaser.

c.  A portion of each rental shall be recorded by the lessor-transferor as interest expense, with the remainder to be recorded as a reduction of the obligation.

d.  The interest expense shall be calculated by application of a rate determined in accordance with the guidance in Subtopic 835-30.

e.  The leased property shall be accounted for by the lessor as prescribed in the preceding paragraph and paragraphs 840-20-45-2 through 45-3 for an operating lease, except that the term over which the asset is depreciated shall be limited to the estimated amortization period of the obligation.

35-5 The sale or assignment by the lessor of lease payments due under an operating lease shall be accounted for as a borrowing as described in the preceding paragraph.”

In consideration of the guidance noted in ASC 840-20-35-4, Sungevity referred to the guidance noted in ASC 840-20-40-3, that would guide the accounting for the sale of energy systems to its finance partners where Sungevity transfers all of the risks associated with the energy system to the financing partner.

840-20-40-3 states:

“The sale of property subject to an operating lease (or of property that is leased by or intended to be leased by the third-party purchaser to another party) shall not be treated as a sale if the seller or any party related to the seller retains substantial risks of ownership in the leased property. A seller may by various arrangements assure recovery of the investment by the third-party purchaser in some operating lease transactions and thus retain substantial risks in connection with the property. For example, in the circumstance of default by the lessee or termination of the lease, the arrangements may involve a formal or informal commitment by the seller to do any of the following:

a.  Acquire the lease or the property

b.  Substitute an existing lease

c.  Secure a replacement lessee or a buyer for the property under a remarketing agreement.”

In contemplation of the transfer of leased property guidance, Sungevity notes the following:

a.	Sungevity has no contractual obligation or past practice to reacquire either the lease or the property in the event of lessee default or termination.
b.Sungevity	has no contractual obligation or past practice to substitute lessees in any instances of default or termination.
c.	Sungevity has no contractual obligation or past practice to secure a lessee replacement or buyer in the instance of default or termination.

After review of the criteria noted above, Sungevity has no obligation, contractual or otherwise, to reacquire, substitute or provide a replacement lessee in the event the underlying lessee defaults or terminates on its contract.

Sungevity recognizes revenue from the sale of lease agreements to its financing partners when all the criteria are met under ASC 840 and pursuant to ASC 605-10-S99, Revenue Recognition — Overall — SEC Materials and SAB Topic 13A, when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collection of the related receivable is reasonably assured and risk of loss has transferred as previously described in Comment 34 to the comment response letter submitted to the Staff on September 30, 2016.

Note 23. Events Subsequent to the Date of Independent Registered Public Accounting Firm's Report, page F-82

4.	We note that that the ownership interests of SGVT 2010 were modified on July 2, 2016, such that Sungevity Financial Services, LLC owns 93% of the membership interests and Firstar Development, LLC owns 7% of the membership interests. In addition to the potential gain that may be recorded related to this transaction, please help us better understand what the impact of this modification will be on your financial statements and correspondingly whether this transaction needs to be reflected in the pro forma financial information provided pursuant to Article 11 of Regulation S-X.

Response to Comment # 4: With respect to the Staff’s comment on the modification of ownership interest of SGVT 2010 whereby Sungevity Financial Services, LLC owns 93% of the membership interests and Firstar Development, LLC owns 7% of the membership interests on July 2, 2016, the Company and Sungevity respectfully advise the Staff that the modification of the ownership interest was not caused by or the result of the contemplated Business Combination between the Company and Sungevity, Sungevity Financial Services, LLC was previously deemed to be a variable interest entity and has been consolidated in Sungevity’s financial statements. Pursuant to the terms of the membership agreements between Sungevity and the respective inverted lease structure funds, the ownership interests, profit and losses allocations are subject to modification based on certain pre-determined dates (e.g. the fifth anniversary of the first day of the first quarter after the last solar energy system in such fund is place in service) that are solely triggered by the sales of energy systems or energy system related tax credits by the funds. Accordingly, the Company and Sungevity believe the July 2, 2016 modification of ownership interest of SVGT 2010 did not meet the S-X Rule 11-02(b)(6) pro forma adjustment requirement in which pro forma adjustments shall give effect to events that are directly attributable to a transaction. We further advise the Staff that Sungevity and Firstar Development, LLC have not agreed on final terms in connection with the change of ownership. Sungevity will maintain a majority interest in the entity both before and after the transaction. Accordingly, the final transaction will be treated as an equity transaction and no gain or loss will be recognized. The Company and Sungevity will revise the disclosure to remove reference to a potential gain.

We further refer the Staff to the financial statement Footnote #10 on Page F-56 in Sungevity’s audited financial statement for the years ended December 31, 2015 and 2014 regarding disclosures on the pre-determined ownership modification timelines in the operating agreements between Sungevity and the funds.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to me at (212) 918-3030, Lillian Tsu at (212) 918-3599 or John H. Booher at (650) 463-4026.

Very truly yours,

/s/ Alexander B. Johnson

Alexander B. Johnson Hogan Lovells US LLP

cc:	Mr. Eric Colandrea, Easterly Acquisition Corp.
Mr. Andrew D. Thorpe, Orrick, Herrington& Sutcliffe LLP